Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Mountain Province Diamonds Inc. and Camphor Ventures Inc. Announce
    Mailing of Offering Documents and Directors' Circular to Shareholders of
    Camphor Ventures Inc.

    /NOT FOR DISTRIBUTION IN THE UNITED STATES OR OVER UNITED STATES
    WIRE SERVICES/

    Shares Issued and Outstanding: 55,670,715
    TSX: MPV
    AMEX: MDM

    Shares Issued and Outstanding: 14,712,665
    TSX-V: CFV

    - Offer in connection with previously announced bid -

    TORONTO and VANCOUVER, Feb. 23 /CNW/ - Mountain Province Diamonds Inc.
("Mountain Province") and Camphor Ventures Inc. ("Camphor Ventures") announced today that the companies have jointly mailed Offering Documents, together with a Camphor Ventures Directors' Circular supporting the Mountain Province Offer
("Offer"), to the shareholders of Camphor Ventures in connection with Mountain
Province's previously announced offer to acquire all of Camphor Ventures'
outstanding securities in a securities exchange transaction on the basis of
0.41 Mountain Province security for each Camphor Ventures security.
    As described in the offering documents, Mountain Province's Offer holds attractive benefits for Camphor Ventures' security-holders, including:

    <<
        -  a larger combined company with a more significant interest in the
           Gahcho Ku Project;

        -  Mountain Province shares trade on the Toronto Stock Exchange; and

        -  Camphor Ventures security-holders who receive Mountain Province securities should experience enhanced liquidity as Mountain
           Province will have a significantly larger market capitalization than Camphor Ventures has alone.
    >>

    The Board of Directors of Camphor Ventures has determined unanimously that the consideration under the Offer is fair to the security-holders of
Camphor Ventures, and has unanimously recommended in the Camphor Ventures'
Directors Circular that security-holders accept the Offer and deposit their securities into the Offer. The officers and directors of Camphor Ventures have agreed to tender to the Mountain Province Offer.
    The Mountain Province Offer is subject to customary conditions including the acceptance by holders of at least 66-2/3 percent of Camphor Ventures'
common shares (calculated on a diluted basis) and the receipt of necessary regulatory approvals.
    The Offer will be open for acceptance until 4:30 p.m. Vancouver time on
March 30, 2007, unless extended or withdrawn.
    Security-holders may obtain a copy of the Take-over Bid Circular,
Directors' Circular and other materials (when available) from the SEDAR web site at www.sedar.com.
    Note: Certain information contained in this press release is forward looking and is subject to unknown risk or uncertainties. Actual results, performance or achievements may differ materially from the anticipated results, performance or achievements or results implied by such forward-looking information.

    Located in Canada's Northwest Territories, Gahcho Ku is the largest new diamond mine under development globally. The project consists of a cluster of three primary kimberlites with an indicated resource of approximately
14.4 million tonnes grading at 1.64 carats per tonne (approximately
23.6 million carats) and an inferred resource of approximately 17 million tonnes grading at 1.35 carats per tonne (approximately 22.9 million carats).
Gahcho Ku is currently in the permitting and advanced exploration stage of development. At full production, the Gahcho Ku diamond mine is expected to produce approximately 3 million carats a year over 15 years.
    Mountain Province and Camphor Ventures are joint venture partners with De
Beers Canada Inc in the Gahcho Ku diamond project. Mountain Province currently has a 44.1 percent interest in the Joint Venture; Camphor
4.9 percent; and De Beers 51 percent. Mountain Province recently announced that it has acquired 33.5 percent of Camphor Ventures, increasing the
Company's effective interest in the Joint Venture to approximately 46 percent.
De Beers is the operator of the project and solely responsible for funding the project through to commercial production. By funding and completing a definitive feasibility study, De Beers can increase its interest to
55 percent. By arranging funding for and completing construction of mine, De
Beers can increase its interest to 60 percent.

    Qualified Person
    This news release has been prepared under the supervision of Carl G.
Verley, P.Geo., who serves as the qualified person under National Instrument
43-101.

    Forward-Looking Statements
    This news release may contain forward-looking statements, within the meaning of the "safe-harbour" provision of the Private Securities Litigation
Reform Act of 1995, regarding Mountain Province's and Camphor Ventures's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of Mountain Province and Camphor Ventures.

    The Toronto Stock Exchange and the TSX Venture Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.
    %SEDAR: 00005311E          %CIK: 0001004530

    /For further information: Mountain Province Diamonds Inc., Patrick Evans,
President and CEO, Tel: (416) 361-3562; Camphor Ventures Inc., Hari Varshney,
Chairman, Tel: (604) 684-2181/
    (MPV. MDM CFV.)

CO:  Mountain Province Diamonds Inc.; CAMPHOR VENTURES INC.

CNW 12:34e 23-FEB-07